SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2002

                                  Groupe Danone
                                  -------------
                 (Translation of registrant's name into English)

                                7, rue de Teheran
                                   75008 Paris
                                     France
                                     ------
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X  Form 40-F
                                     ---          ---
         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                                  Yes     No X
                                     ---    ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

         Enclosure:

         - A press release dated November 12, 2002 announcing the definitive agreement to acquire Sparkling Spring Water Holdings.




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

--------------------------------- PRESS RELEASE --------------------------------

                                  [DANONE logo]

                                                             November 12th, 2002

                     GROUPE DANONE announces the acquisition
        of Sparkling Spring Water Holdings and consolidates its position in the 5 gallon water market ("HOD")
                   in the United Kingdom, Canada and the USA.


GROUPE DANONE has entered into a definitive agreement to acquire SPARKLING SPRING WATER HOLDINGS, a Canadian business, which has activities in North America and Europe.

Founded in 1992 in Halifax, in the Province of Nova Scotia (Canada), the Sparkling Spring Group has developed leading positions in Canada (number 2), in the United Kingdom (number 3), in the USA (number 1 in the Pacific North-West) and has recently established a position in the Netherlands (number 3).

The business has annual revenues in excess of Euro 100 million and owns 210,000 water coolers. The Sparkling Spring Group is among the five largest HOD players in the world and is one of the most profitable businesses in the HOD market.

         In Canada, where Groupe DANONE was already number 1, with a strong presence in Ontario and Quebec, the acquisition of Sparkling Spring completes the geographical coverage of the Groupe with number 1 positions in the Maritime provinces (Atlantic coast), in Alberta (Rocky Mountains) and in British Columbia (Pacific coast).

         In the USA, Groupe DANONE becomes number 1 in the Pacific North-West region, reinforces its existing presence in Washington State and enters the State of Oregon.

         In the United Kingdom, Groupe DANONE recently entered the HOD marketplace with the pending acquisition of Chateaud'eau. With this transaction, the Group doubles its position and offers a national coverage to customers, also becoming number 1 operator in Scotland.

         The acquisition of Sparkling Spring also gives Groupe DANONE an entry to the Dutch market with the number 3 position, through two companies based in Eindhoven and Rotterdam.

As a result of this transaction, plus the recent acquisition of Patrimoine des Eaux du Quebec in Canada and the pending acquisition of Chateaud'eau International in Europe, Groupe DANONE consolidates its position as number 1 HOD operator in the world. Groupe DANONE has leading positions in North & South America (number 1 in Canada, number 3 in the USA, number 2 in Mexico, number 1 in Argentina), in Europe (number 3) and in Asia (number 1).

             Completion of this transaction is subject to receipt of
                        customary regulatory clearances.

                            For further information :
                  Corporate Communication : 33 1 44 35 20 75 -
                Investor Relations Department : 33 1 44 35 20 76
 GROUPE DANONE : 7, rue de Teheran, 75381 Paris Cedex 08 - Fax 33 1 45 63 88 22


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


                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant Groupe Danone has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.








Date: November 25, 2002                         GROUPE DANONE


                                         By:    /s/ EMMANUEL FABER
                                                -------------------
                                         Name:  Emmanuel Faber
                                         Title: Senior Executive Vice-President,
                                                Chief Financial Officer







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